UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: August 2018

Commission File Number: 001- 37413

Concordia International Corp.
(Translation of registrant’s name into English)

277 Lakeshore Road East, Suite 302
Oakville, Ontario
L6J 1H9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On August 8, 2018, Concordia International Corp. (“Concordia”) released its second quarter 2018 results. In conjunction with this announcement Concordia is filing the following exhibits:

Exhibit 99.1	Press release of Concordia International Corp., dated August 8, 2018

Exhibit 99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three and six months ended June 30, 2018.

Exhibit 99.3	Unaudited Condensed Interim Consolidated Financial Statements as at and for the three and six ended June 30, 2018.

This report on Form 6-K shall be deemed to be incorporated by reference into Concordia’s Registration Statements on Form S-8 (File No. 333-209498) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Concordia International Corp.

By:	/s/ Adeel Ahmad
	Name:	Adeel Ahmad
	Title:	Chief Financial Officer

Date: August 8, 2018

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	Press release of Concordia International Corp., dated August 8, 2018

Exhibit 99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three and six months ended June 30, 2018.

Exhibit 99.3	Unaudited Condensed Interim Consolidated Financial Statements as at and for the three and six months ended June 30, 2018.